SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 21, 2006

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ___   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ___   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No X

Enclosure: Press release – AngloGold Ashanti enters into strategic alliance in Russia with Polymetal and agrees to acquire assets from Trans-Siberian Gold



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department: \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6261 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

AGA17.06

21 September 2006

AngloGold Ashanti enters into strategic alliance in Russia with Polymetal and agrees to acquire assets from Trans-Siberian Gold

AngloGold Ashanti is pleased to announce that it has today agreed to enter into a 50:50 strategic alliance with the Russian gold and silver producer, OAO Inter-Regional Research and Production Association Polymetal ("Polymetal"). In terms of this agreement, AngloGold Ashanti and Polymetal will cooperate in exploration, acquisition and development of gold mining opportunities within the Russian Federation (the "Strategic Alliance").

Russia is already one of the world's leading gold producing nations with significant long term growth potential. AngloGold Ashanti therefore identified Russia as a key target for growth early in 2003 and made an investment in the AIM listed gold company Trans-Siberian Gold plc ("TSG") during 2004. AngloGold Ashanti believes that a partnership with a well established Russian gold producer provides the best platform for further development of its activities in Russia. Polymetal, as Russia's second largest gold producer has considerable, proven operating and management expertise and shares AngloGold Ashanti's ambition of expanding its operating footprint in Russia. This will complement AngloGold Ashanti's investment in TSG.

AngloGold Ashanti is also pleased to announce that it has submitted an offer to the Board of TSG to acquire all of TSG's interests in OOO GRK Amikan ("Amikan") and OOO Artel Staratelei Angarskaya Proizvodstvennaya Kompania ("AS APK") for a consideration of approximately US$40 million and that this offer has been accepted and recommended by the TSG Board (the "TSG Transaction"). Amikan holds the comprehensive licence in respect of the Veduga deposit and a 540 km^2 exploration licence surrounding Veduga, whilst AS APK holds the licence for exploration and development of the Bogunay deposit. Both Veduga and Bogunay are located in the Krasnoyarsk region. Veduga is an advanced stage exploration project at pre-feasibility study stage and has a published, JORC compliant, Mineral Resource containing 1.92 million ounces of Measured and Indicated Mineral Resource, as well as 871,000 ounces of Inferred Mineral Resources, whilst Bogunay is an early stage exploration project. Should the TSG transaction complete, these assets will be contributed to the Strategic Alliance with Polymetal. AngloGold Ashanti has also agreed to extend the term of its existing technical consultancy agreement with TSG for a further two years to 1 July 2009.

AngloGold Ashanti also announces that it is in the process of terminating the exploration alliance that it has held since March 2005 with Eurasia Mining plc in respect of the Chita and Buryat regions of Russia in order to avoid any conflict of interest that this may pose to the Strategic Alliance with Polymetal.

In terms of the Strategic Alliance with Polymetal it has been agreed that the Strategic Alliance's interests in Russia will be divided into three broad regions, as follows:

1. *Exclusive Areas:* This is all of Russia east of the Ural mountains excluding the Non-Exclusive Areas referred to below. Within the Exclusive Area AngloGold Ashanti and Polymetal will only pursue gold mining opportunities through the Strategic Alliance. However, should the Strategic Alliance elect not to pursue any such opportunity then the party that proposed and was in favour of such opportunity may pursue it outside of the Strategic Alliance.

2. ***Non-Exclusive Areas:*** This includes the regions of Sverdlovsk, Khabarovsk, Magadan, Chukotka, Koryakia, Kamchatka and Irkutsk. The Strategic Alliance will not impose any restriction upon AngloGold Ashanti or Polymetal related to the pursuit of gold mining opportunities in the Non-Exclusive Areas. However, the pursuit of gold mining opportunities through the Strategic Alliance will equally be possible should both parties agree to do so.

3. ***Other Areas:*** This represents the rest of Russia other than the Exclusive Areas and the Non-Exclusive Areas and is essentially all of Russia west of the Ural mountains. In these areas either AngloGold Ashanti or Polymetal may pursue a gold mining opportunity solely and independently, but not together with a third party as part of a consortium, unless the Strategic Alliance elects not to pursue such opportunity.

It is proposed that the Strategic Alliance will be equally held by AngloGold Ashanti and Polymetal and will initially hold the assets acquired by AngloGold Ashanti from TSG (subject to the completion of the TSG transaction) and two greenfields exploration companies currently held by Polymetal. These exploration companies hold the Aprelkovsko-Peshkovski deposit located in the Chita region, and the Anenskoye deposit located in the Krasnoyarsk region. The assets acquired from TSG as a result of the TSG Transaction will be contributed at a value of approximately US$40 million and the exploration companies will be contributed by Polymetal at a value of US$16 million with an initial payment of approximately US$12 million from Polymetal to AngloGold Ashanti. Consequently, the initial focus of the Strategic Alliance will be Veduga, Anenskoye, Bogunay and Aprelkovsko-Peshkovski, whilst other opportunities are pursued as and when these become available.

The formation of the Strategic Alliance is subject to a number of conditions precedent including appropriate corporate and regulatory approvals, confirmatory due diligence, no material adverse change and completion of binding documentation. Completion is expected no later than 31 January 2007.

The TSG Transaction has been approved and recommended by the TSG Board following the receipt of an opinion from its nominated adviser that the terms of this transaction are fair and reasonable insofar as the shareholders of TSG are concerned. The TSG Transaction remains subject to certain conditions precedent, including the receipt of the necessary regulatory approvals. It is expected that these conditions can be satisfied within a few months. TSG intends to utilise the proceeds from the TSG Transaction, together with project finance, to fund the development of its Asacha project.

Commenting on the Strategic Alliance, Bobby Godsell, CEO of AngloGold Ashanti, said "We are extremely pleased to have entered into this Strategic Alliance with Polymetal and look forward to working together to help achieve our objective of building a meaningful gold business within Russia". He went on further to say in regard to the TSG Transaction "We are also delighted that we have reached an agreement with TSG that will provide it with the focus and resources to develop its gold assets in the Kamchatka region of Russia. I am confident that we can work together with the new management structure in order to make this a success."

Ends.

Queries

South Africa	Tel:	Mobile:	E-mail:
Charles Carter	+27 (0) 11 637 6385	+27 (0) 82 330 5373	cecarter@AngloGoldAshanti.com
Michael Clements	+27 (0) 11 637 6647	+27 (0) 82 339 3890	mclements@AngloGoldAshanti.com
Steve Lenahan	+27 (0) 11 637 6248	+27 (0) 83 308 2200	slenahan@AngloGoldAshanti.com
North America			
Andrea Maxey	(212) 750 7999	(646) 549 8992	amaxey@AngloGoldAshanti.com

Disclaimer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: September 21, 2006,

By: /s/ C R Bull

Name: C R Bull

Title: Company Secretary